Exhibit 99.1

Sohu.com Announces Filing of Definitive Plan of Merger for Changyou Going-Private Transaction

BEIJING, China, April 14, 2020 — Sohu.com Limited (NASDAQ: SOHU) (“Sohu”), China’s leading online media, video, search and gaming business group, today announced that, as contemplated by the previously-announced Agreement and Plan of Merger (the “Merger Agreement”), dated January 24, 2020, by and among Sohu’s indirect wholly-owned subsidiary Sohu.com (Game) Limited (“Sohu Game”), Sohu Game’s directly wholly-owned subsidiary Changyou Merger Co. Limited (“Changyou Merger Co.”), and Changyou.com Limited (“Changyou”) (NASDAQ: CYOU), Changyou Merger Co. and Changyou entered into a definitive Plan of Merger (the “Plan of Merger”), which has been filed with the Registrar of Companies of the Cayman Islands, pursuant to which Sohu will acquire all outstanding shares of Changyou it does not already beneficially own, through a merger (the “Changyou Merger”) in which Changyou Merger Co. will merge with and into Changyou effective April 17, 2020 (the “Effective Time”) with Changyou being the surviving company.

Pursuant to the Plan of Merger, at the Effective Time, (i) each Class A ordinary share of Changyou (each, a “Changyou Class A Ordinary Share”) issued and outstanding immediately prior to the Effective Time, other than shares held beneficially by Sohu (the “Excluded Shares”), will be cancelled in exchange for the right to receive $5.40 in cash without interest, and (ii) each outstanding American depositary share of Changyou (each, a “Changyou ADS,” representing two Changyou Class A Ordinary Shares), other than the ADSs representing the Excluded Shares, will be cancelled in exchange for the right to receive $10.80 in cash without interest (less $0.05 per ADS cancellation fees and other fees as applicable). Pursuant to the Merger Agreement, at the Effective Time, (i) each outstanding and fully-vested option (each, a “Vested Option”) to purchase Changyou Class A Ordinary Shares under Changyou’s share incentive plans will be cancelled, and each holder of a Vested Option will have the right to receive an amount in cash determined by multiplying (x) the excess, if any, of $5.40 over the applicable exercise price of such Vested Option by (y) the number of Class A Ordinary Shares underlying such Vested Option, and (ii) each outstanding but unvested option (each, an “Unvested Option”) to purchase Changyou Class A Ordinary Shares under Changyou’s share incentive plans will remain outstanding and continue to vest following the Effective Time in accordance with the applicable Changyou share incentive plan and award agreement governing such Unvested Option in effect immediately prior to the Effective Time.

Because Changyou Merger Co. owns over 90% of the voting power represented by all issued and outstanding shares of Changyou, the Changyou Merger will be in the form of a short-form merger of Changyou Merger Co. with and into Changyou in accordance with section 233(7) of the Companies Law of the Cayman Islands, with Changyou being the company surviving the Changyou Merger. Shareholder approval of the Changyou Merger by Changyou’s shareholders is not required.

If completed at the Effective Time, the Changyou Merger will result in Changyou becoming a private company wholly owned directly and indirectly by Sohu, Changyou ADSs no longer being listed on the Nasdaq Global Select Market, and Changyou’s ADS program being terminated.

Safe Harbor Statement

This announcement includes statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, including statements regarding the planned completion of the Changyou Merger at the Effective Time, delisting of Changyou ADSs from the Nasdaq Global Select Market, and termination of Changyou’s ADS program. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. All forward-looking statements included in this report are based upon information available to Sohu as of the date of this report, which may change, and Sohu undertakes no obligation to update or revise any forward-looking statements, except as may be required under applicable securities law.

About Sohu.com

Sohu.com Limited (NASDAQ: SOHU) is China’s premier online brand and indispensable to the daily life of millions of Chinese, providing a network of web properties and community based/web 2.0 products which offer the vast Sohu user community a broad array of choices regarding information, entertainment and communication. Sohu has built one of the most comprehensive matrices of Chinese language web properties and proprietary search engines, consisting of the mass portal and leading online media destination www.sohu.com; interactive search engine www.sogou.com; developer and operator of online games www.changyou.com and the online video website tv.sohu.com.

Sohu’s corporate services consist of online brand advertising on Sohu’s matrix of websites as well as bid listing and home page on its in-house developed search directory and engine. Sohu also provides multiple news and information services on mobile platforms, including Sohu News App and the mobile news portal m.sohu.com. Sohu’s online game subsidiary, Changyou.com (NASDAQ: CYOU) develops and operates a diverse portfolio of PC and mobile games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China. Changyou also owns and operates the 17173.com Website, a game information portal in China. Sohu’s online search subsidiary Sogou (NYSE: SOGO) has grown to become the second largest search engine by mobile queries in China. It also owns and operates Sogou Input Method, the largest Chinese language input software. Sohu, established by Dr. Charles Zhang, one of China’s internet pioneers, is in its twenty-fourth year of operation.

For investor and media inquiries, please contact:

In China:

Ms. Pu Huang
Sohu.com Limited
Tel:	+86 (10) 6272-6645
E-mail:	ir@contact.sohu.com

In the United States:

Ms. Linda Bergkamp
Christensen
Tel:	+1 (480) 614-3004
E-mail:	lbergkamp@christensenir.com